October 30, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Mr. Mark P. Shuman

                                                Re:          Atlas Industries Holdings LLC

                                                                Form 8-A12G (Registration No. 000-52878)

Ladies and Gentlemen,

Atlas Industries Holdings LLC (the “Company”) hereby submits its application to withdraw from registration the Registration Statement on Form 8-A12G (the “Form 8-A”) filed by the Company with the Securities and Exchange Commission on October 25, 2007, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Immediately following this withdrawal, we will file a Registration Statement on Form 8-A12B, dated as of the date hereof, pursuant to Section 12(b) of the Exchange Act.

No securities were sold in connection with the Form 8-A.

If you have any questions regarding this request for withdrawal, please contact Christopher M. Zochowski at McDermott Will & Emery LLP, counsel for the Company.

One Sound Shore Drive, Suite 302   ¡   Greenwich, Connecticut 06830   ¡   203.983.7933   ¡   Fax   203.724.1638   ¡   www.AtlasLLC.com

Atlas Industries Holdings LLC

By:	/s/ Edward J. Fletcher
	Name:	Edward J. Fletcher
	Title:	Chief Financial Officer